UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Qurate Retail, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100

Series B Common Stock: 74915M209

(CUSIP Number)

John C. Malone

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, Colorado  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 74915M100 Series B Common Stock: 74915M209

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,197,662 (1),(2),(3),(4) Series B Common Stock: 27,196,985 (1),(5)

	8.	Shared Voting Power Series A Common Stock: 0 (3) Series B Common Stock: 458,946 (5),(6)

	9.	Sole Dispositive Power Series A Common Stock: 1,197,662 (1),(2),(3),(4) Series B Common Stock: 27,196,985 (1),(5)

	10.	Shared Dispositive Power Series A Common Stock: 0 (3) Series B Common Stock: 458,946 (5),(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,197,662 (1),(2),(3),(4) Series B Common Stock: 27,655,931 (1),(5)(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (3),(7),(8) Series B Common Stock: 94.2% (7),(8)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 376,260 shares of Series A Common Stock, $0.01 par value (the “Series A Common Stock”), and 852,358 shares of Series B Common Stock, $0.01 par value (the “Series B Common Stock”), of Qurate Retail, Inc., a Delaware corporation (the “Issuer”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and his wife, Leslie Malone (“Mrs. Malone”, and together with Mr. Malone, the “Malones”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)  Includes 3,756 shares of Series A Common Stock held by a 401(k) savings plan for the benefit of Mr. Malone.

(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone as noted below; however, if such shares of Series A Common Stock were included, Mr. Malone would have beneficial ownership of 28,853,593 shares of Series A Common Stock and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 7.1%, subject to the relevant footnotes set forth herein.

(4)  Includes (i) 17,646 shares of Series A Common Stock pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility, (ii) 800,000 shares of Series A Common Stock pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility and (iii) 376,260 shares of Series A Common Stock pledged to Merrill Lynch in connection with a margin loan facility.

(5)  In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of Tele-Communications, Inc. (“TCI”), TCI entered into a call agreement (the “Call Agreement”) with the Malones. In connection with the acquisition by AT&T Corp. of TCI, TCI assigned the Issuer’s predecessor its rights under the Call Agreement. The Issuer succeeded to these rights. As a result, the Issuer has the right, upon Mr. Malone’s death and in certain other circumstances, to acquire shares of Series B Common Stock owned by the Malones and certain trusts for the benefit of his children (together, the “Malone Group”). The Call Agreement also prohibits the Malone Group from disposing of their Series B Common Stock shares, except for certain exempt transfers (such as transfers to related parties or public sales of up to an aggregate of 5% of their shares of Series B Common Stock after conversion to shares of Series A Common Stock) and except for a transfer made in compliance with the Issuer’s call rights.

(6) Includes 458,946 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7)  Based upon 379,563,326 shares of Series A Common Stock and 29,353,492 shares of Series B Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 7, 2021.

(8) At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Each share of Series B Common Stock is entitled to 10 votes, whereas each share of Series A Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 41.3% of the voting power with respect to the general election of directors of the Issuer, based on the number of shares outstanding specified above in Note 7. See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

This statement on Schedule 13D relates to the Series A Common Stock, $0.01 par value (the “Series A Common Stock”) and Series B Common Stock, $0.01 par value (the “Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”) of Qurate Retail, Inc., a Delaware corporation (the “Issuer” or “Qurate Retail”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone”), on July 18, 2008, as amended by Amendment No. 1 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on September 1, 2009, Amendment No. 2 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on January 7, 2010, Amendment No. 3 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on October 3, 2011, Amendment No. 4 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on November 14, 2016, Amendment No. 5 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on April 7, 2017, and Amendment No. 6 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on March 16, 2018 (collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 7 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1. Security and Issuer.

Item 1 of Schedule 13D is amended and restated as follows:

On April 9, 2018, Liberty Interactive Corporation changed its name to “Qurate Retail, Inc.” pursuant to the filing of a Certificate of Amendment of Restated Certificate of Incorporation with the Delaware Secretary of State. On May 23, 2018, the Issuer filed its Restated Certificate of Incorporation (the “new charter”) with the Delaware Secretary of State after the market close. The new charter gave effect to, among other things, the reclassification of each share of each series of the Issuer’s then-existing QVC Group common stock into one share of the corresponding series of the Issuer’s Common Stock.

Mr. Malone is filing this Statement with respect to the following series of common stock of the Issuer, beneficially owned by Mr. Malone:

(a)	Series A Common Stock, $0.01 par value (formerly known as Series A QVC Group common stock); and

(b)	Series B Common Stock, $0.01 par value (formerly known as Series B QVC Group common stock).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. By its terms, each share of Series B Common Stock is convertible into one share of Series A Common Stock at the option of the holder. Shares of Series A Common Stock are not convertible. The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of shares of Series B Common Stock are each entitled to 10 votes per share and the holders of shares of Series A Common Stock are each entitled to one vote per share.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is amended and restated to read as follows:

The reporting person is John C. Malone, whose business address is c/o Qurate Retail, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. Mr. Malone is a director of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

On May 18, 2021, Mr. Malone received from Gregory Maffei, the Chairman of the Board and a director of the Issuer, a written offer (the “Offer”) to acquire all of the outstanding shares of Series B Common Stock beneficially owned by the Malone Group (the “Subject Shares”) at a per share price of $14.00 payable in cash, securities or such other form of consideration as to which Mr. Maffei and Mr. Malone may mutually agree. The Offer is conditioned upon, among other things, the approval by the Board of Directors of the transactions contemplated thereby for purposes of Section 203 of the General Corporation Law of the State of Delaware (the “Section 203 Approval”). In addition, the consummation of the acquisition of the Subject Shares is subject to the negotiation and execution of definitive agreements.

The transfer of the Subject Shares is subject to the terms of the Call Agreement, which provides the Issuer with the right (the “Call Right”) to acquire all, but not less than all, of the Subject Shares at a price and on the terms specified in the Call Agreement. On May 18, 2021, Mr. Malone provided written notice to the Issuer of his desire to accept the Offer, subject to Section 203 Approval, pursuant to the terms of the Call Agreement. Mr. Malone supports the long-term business strategy of the Issuer but desires to accept the Offer because it would provide flexibility for certain long-term estate and tax planning goals in light of potential changes in federal tax laws. However, in the event the Issuer determines to exercise the Call Right, Mr. Malone indicated a preference for the payment of the per share price in the form of Series A Common Stock such that he would continue to hold a substantial investment in the Issuer.

There can be no assurance that the Malone Group will consummate the transfer of the Subject Shares, whether pursuant to the terms of the Offer, pursuant to the Call Right or at all. The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until any definitive agreement regarding any transfer of the Subject Shares has been reached, except as may be required by law.

The Call Agreement is filed as Exhibits 7(a) and 7(b) to this Amendment, and the Offer is filed as Exhibit 7(c) to this Amendment, and each is incorporated by reference herein. The foregoing descriptions of the Call Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the full text of the Call Agreement and the Offer, respectively.

Item 5.   Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,197,662 shares of Series A Common Stock (including (x) 376,260 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership and (y) 3,756 shares held by a 401(k) savings plan for the benefit of Mr. Malone), which represent less than 1% of the outstanding shares of Series A Common Stock, and (ii) 27,655,931 shares of Series B Common Stock (including (x) 852,358 shares held by the LM Revocable Trust as to which shares Mr. Malone disclaims beneficial ownership and (y) 458,946 shares held by two trusts (the “Trusts”) (over which Mr. Malone has a right of substitution) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 94.2% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are based upon 379,563,326 shares of Series A Common Stock and 29,353,492 shares of Series B Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on May 7, 2021. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 41.3% of the voting power with respect to the general election of directors of the Issuer.

(b)  Mr. Malone, and, to his knowledge, the LM Revocable Trust, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 458,946 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, other than as provided in the Call Agreement, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

(c) Neither Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Of the shares of Common Stock beneficially owned by Mr. Malone, 17,646 shares of Series A Common Stock are pledged to Fidelity Brokerage Services, LLC (“Fidelity”), 800,000 shares of Series A Common Stock are pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 376,260 shares of Series A Common Stock are pledged to Merrill Lynch in connection with margin loan facilities. In addition, 722,367 shares of 8.0% Series A Cumulative Redeemable Preferred Stock (the “Preferred Stock”) of the Issuer are pledged to Merrill Lynch and 27,357 shares of Preferred Stock are pledged to Merrill Lynch in connection with margin loan facilities.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated to read as follows:

7(a)	Call Agreement dated as of February 9, 1998, between Liberty Interactive Corporation (as successor of Liberty Interactive LLC (f/k/a Liberty Media, LLC, “Old Liberty”), as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”)) and the Malone Group (incorporated by reference to Exhibit 10.26 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009 (File No. 001-33982)).

7(b)	Letter, dated as of March 5, 1999, from TCI and Old Liberty addressed to Mr. Malone and Leslie Malone (incorporated by reference to Exhibit 10.27 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 25, 2010 (File No. 001-33982)).

7(c)	Offer letter, dated May 18, 2021, with respect to Series B Common Stock of Qurate Retail, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2021

/s/ John C. Malone
John C. Malone

[Signature Page to JCM Amendment No. 7 to Qurate Retail, Inc. 13D]

EXHIBIT INDEX

7(a)	Call Agreement dated as of February 9, 1998, between Liberty Interactive Corporation (as successor of Liberty Interactive LLC (f/k/a Liberty Media, LLC, “Old Liberty”), as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”)) and the Malone Group (incorporated by reference to Exhibit 10.26 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 27, 2009 (File No. 001-33982)).

7(b)	Letter, dated as of March 5, 1999, from TCI and Old Liberty addressed to Mr. Malone and Leslie Malone (incorporated by reference to Exhibit 10.27 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 25, 2010 (File No. 001-33982)).

7(c)	Offer letter, dated May 18, 2021, with respect to Series B Common Stock of Qurate Retail, Inc.